EXHIBIT 77H

CHANGES IN CONTROL OF REGISTRANT

For RiverSource Disciplined Small Cap Value Fund:

During the six-month period ended January 31, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Income Builder funds and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.